UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras reports on the election of new Chief Governance and Compliance Executive Officer

Rio de Janeiro, August 28, 2019—Petróleo Brasileiro S.A.—Petrobras reports that its Board of Directors, in a meeting held today, elected Mr. Marcelo Barbosa de Castro Zenkner for the position of Chief Governance and Compliance Executive Officer.

Marcelo Zenkner holds a BA. in Law from the Federal University of Juiz de Fora (UFJF), specializing in Civil Procedural Law from the Catholic University of Petrópolis (UCP), Master in Fundamental Constitutional Rights and Guarantees from the School of Law of Vitória (FDV) and PhD. in Public Law, from the Universidade Nova de Lisboa (FDUNL).

He worked as Public Prosecutor, member of the Prosecution Service of the State of Espírito Santo from 1997 to January 2019, where he held multiple roles in the fight against corruption and organized crime. Up until April 2016, he held the position of Secretary of State for Control and Transparency of the State of Espírito Santo, the first state in Brazil to create an administrative structure and to apply administrative sanctions based on the Corporate Anti-Corruption Law and awarded by the Office of Comptroller General with first place in compliance with the access to Information Law (2015) and by the Federal Prosecution Service with first place in the ranking of the best transparency websites in Brazil (2015).

Since February 2019, he has held the position of CEO Consultant and member of the Petrobras Disciplinary Actions Committee, an internal body of the company’s Integrity System and directly linked to the Board of Directors.

Marcelo Zenkner is an associate professor at the Vitória Law School (FDV), in addition to performing academic activities in other foreign and local institutions, including the Universidade Nova de Lisboa (FDUNL) and the Getúlio Vargas Foundation (FGV), among others. He has published several books and received awards such as “Top of Mind 2016”—Public Authority by LEC—Legal, Ethics and Compliance.

The appointment of the Executive Officer was subject to prior review by the People Committee of the Petrobras’ Board of Directors.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer